

SEC 05040600 IISSION

VF 3-23-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13923

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kinetics Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 New Broadway
(No. and Street)

Sleepy Hollow (City) NY (State) 10605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Marron 914-632-8421 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

30 Two Bridges Road, Suite 240 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2005
WASH, D.C.
170
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-28-2005

RH 3/23

<u>AFFIRMATION</u>

I, Leonid Polyakov, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2004 and supplemental schedules pertaining to Kinetics Funds Distributor Inc., as of December 31, 2004 are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Leonid Polyakov 2/14/05
Signature Date

CFO
Title

Subscribed and Sworn to before me

on this 14th day of Feb., 2005.

Notary Public

JAY KESSLEN
Notary Public, State of New York
No. 02KE6036917
Qualified in Albany County
Commission Expires 2-14-2006

KINETICS FUNDS DISTRIBUTOR, INC.
(S.E.C. NO. 8-013923)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KINETICS FUNDS DISTRIBUTOR, INC.
(S.E.C. NO. 8-013923)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KINETICS FUNDS DISTRIBUTOR, INC.

TABLE OF CONTENTS

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Kinetics Funds Distributor, Inc.

We have audited the accompanying statement of financial condition of Kinetics Funds Distributor, Inc. as of as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kinetics Funds Distributor, Inc. at December 31, 2004, and the result of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia
& Associates, CPA, PA

Fairfield, NJ
February 24, 2005

KINETICS FUNDS DISTRIBUTOR, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current Assets:		
Cash and cash equivalents	$	237,327
Investment		39,000
Fees receivable		5,176
Prepaid expenses		17,851
Total current assets		299,354
Other Asset:		
Intangible asset, net of amortization of $3,000		2,000
Total Assets	$	301,354

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Due to affiliate	$	3,824
Commitments and Contingencies		
Stockholders' Equity		
Common stock (7,500 shares authorized, 7,000 shares issued and outstanding, $1.00 par value)		7,000
Additional paid-in capital		89,507
Retained earnings		201,023
Total stockholders' equity		297,530
Total Liabilities and Stockholders' Equity	$	301,354

See independent auditor's report and the accompanying notes to the statement of financial condition.

KINETICS FUNDS DISTRIBUTOR, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

Note A – Organization and Significant Accounting Policies

Nature of Business

Kinetics Funds Distributor, Inc., (the "Company"), a wholly owned subsidiary of Kinetics Holding Corporation (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and began operations on February 29, 2000. The Company acts as a broker (agent) in the distribution of shares of the Kinetics Portfolio Trust series of funds and does not receive or hold funds of subscribers or securities of issuers.

The Company also acts as a private placement agent for the Kinetics Portfolio Trust and receives an annual fee for such services.

Intangibles and Goodwill

Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets" requires purchased intangibles to be recorded at fair value and amortized over their estimated useful lives. Goodwill, which represents the excess purchase price and related costs over the value assigned to the net tangible assets of the business acquired, has been adjusted as an impairment loss per SFAS No. 142.

Investment

Investment consists of 3,000 shares of common stock of The Nasdaq Stock Market, Inc., which is recorded at cost at December 31, 2004, which approximates market value.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements

Cash and Cash Equivalents

Cash and cash equivalents include investments with three months or less to maturity at the date of purchase.

Note B – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company had net capital of $233,505, which was $208,505 in excess of its required net capital of $25,000. The Company's net capital ratio was 0.016 to 1.

KINETICS FUNDS DISTRIBUTOR, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

Note C – Related Party Transactions

Due to affiliate is a non-interest bearing account balance.

Note D – Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107. "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at approximate fair value.

Note E - Commitments:

The Company maintains cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation. Cash balances at risk as of December 31, 2004 were $137,327.

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

Kinetics Funds Distributor, Inc.

Dear Sirs:

In planning and performing our audit of the financial statements of Kinetics Funds Distributor, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(a)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies, procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because if changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, the size of the Company and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. This condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements for the year ended December 31, 2004, and this report does not affect our report thereon dated February 24, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph and of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 24, 2005